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October 26, 2016

Arthur C. Sandel, Esq.
Special Counsel
Division of Corporation Finance
Office of Structured Finance
 United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC  20549

Re:	Starwood Commercial Mortgage Depositor, LLC
Registration Statement on Form SF-3
Filed September 8, 2016
File No. 333-213540

Dear Mr. Sandel:

On behalf of Starwood Commercial Mortgage Depositor, LLC (the “Registrant”), we thank you for your letter of October 5, 2016 concerning the Registration Statement on Form SF-3 filed by the Registrant on September 8, 2016 (the “Registration Statement”).  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.  The Registrant is filing its Pre-Effective Amendment No. 1 to the Registration Statement simultaneously with the submission of this letter.  Included with this letter is a clean copy of the Pre-Effective Amendment No. 1 to the Registration Statement together with a copy marked to show changes implemented in response to the comments of the Staff.

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Arthur C. Sandel

The Registrant confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with any applicable Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.
We note your disclosure throughout the prospectus that the issuing entity will be either a New York common law trust established pursuant to the pooling and servicing agreement, or a Delaware statutory trust established pursuant to a trust agreement.  Please file a form of trust agreement with your next amendment.  Please also revise your prospectus as necessary to provide bracketed disclosure about the material terms of the  trust agreement.  Refer to Item 1107 of Regulation AB.

The Registrant has revised the prospectus to remove disclosure relating to the possibility that the issuing entity may be a Delaware statutory trust.

Form of Prospectus

Prospectus Cover

3.
We note your Calculation of Registration Fee table on the cover of your registration statement, which indicates in footnote 2 that you intend to defer payment of registration fees pursuant to Securities Act Rule 456(c) and 457(s).  Please revise your prospectus cover page to include a Calculation of Registration Fee table to be updated at the time of each Rule 424(h) prospectus to state the amount of securities being registered and the amount of the fee paid in connection with the offering.  See Securities Act Rule Rules 456(c) and 457(s) and Note 2 to the “Calculation of Registration Fee” Table of Form SF-3.

The Registrant has revised the cover page to the prospectus in response to the Staff’s comment.

Arthur C. Sandel

4.
We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to disclose information about interest rate swap counterparties, as applicable.  However, your disclosure on page 33 states that “[o]ther that the subordination of certain classes of certificates… no other form of credit enhancement will be available.”  Please reconcile these statements.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 33 of the revised prospectus.

5.
We also note your bracketed disclosure on page 43 and elsewhere throughout your prospectus regarding a possible interest rate or currency swap or other derivative instrument.  Please revise the placeholder on the cover page of the prospectus to indicate that you will provide a brief description of the swap contract or other derivative instrument and the identity of the applicable counterparty for each applicable derivative instrument.  Refer to Item 1102(h) of Regulation AB.

The Registrant has revised the cover page to the prospectus in response to the Staff’s comment.

Summary of Terms

Primary Servicer, page 20

6.
Please revise your bracketed disclosure to indicate that you will identify and provide information about the roles for each affiliated primary servicer and each unaffiliated primary servicer that services 10% or more of the pool of assets contemplated by Item 1108(a)(2) of Regulation AB.  Please note that the 20% threshold in Item 1108(a)(3) applies to the additional disclosure required under Items 1108(b)-(e) of Regulation AB.  See Item 1103(a)(1) and Item 1108(a) of Regulation AB.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 20 of the revised prospectus.

Certain Variances from Underwriting Standards, page 41

7.
We note your cross-reference to a description of underwriting guidelines under “Transaction Parties – The Sponsors and Mortgage Loan Sellers.”  Please revise your prospectus summary to provide summary disclosure about the underwriting guidelines used by the originator(s) in addition to the cross-reference.  See Instructions to Item 1103(a)(2) of Regulation AB.

Arthur C. Sandel

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 41 of the revised prospectus.

Risk Factors, page 47

8.
Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

The Registrant confirms that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

9.
It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering.  Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you.  See SEC Release No. 33-7497.  As an example only, consider the risk factor, “Potential Conflicts of Interest of the Master Servicer and the Special Servicer” on page 92.  It is unclear from this statement what the risk to the investor is.  Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. See Item 503(c) of Regulation S-K.

The Registrant has revised the “Risk Factors” section of the prospectus to minimize general statements of fact and to add disclosure necessary to provide the context needed to understand the risks disclosed.

Risk Relating to the Mortgage Loans

Limited Information Causes Uncertainty, page 74

10.
We note that your discussion that additional ongoing information may not be available through any other source and that the limited nature of available information may adversely affect liquidity.  It is unclear what you mean by additional information and why the absence of that information would make your offering speculative or risky.  Please revise.

The Registrant has revised the prospectus to remove the discussion relating to additional ongoing information.

Arthur C. Sandel

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us, page 75

11.
We note your statement that you have not conducted a review or re-underwriting of the mortgage loans.  We note the description of a review on page 164.  Please revise either the disclosure that begins on page 164 or the risk factor to reconcile the disclosure about the review that will be conducted.

As discussed in the risk factor referred to above, for each issuance of securities, the Registrant will not conduct a review or re-underwriting of the mortgage loans; however, each sponsor will perform a review of the assets that it is contributing to the securitization.  Such review will be performed in accordance with Rule 193 of the Securities Act of 1933, and a cross reference to the disclosure that addresses the requirements of Item 1111(a)(7) of Regulation AB is included in the risk factor.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 76

12.
We note that you do not intend to provide static pool data.  It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information.  It appears that this risk factor does not describe a risk related to your offering and should be deleted.  If you believe, however, that investors should review static pool data subject to these factors, then please revise to provide static pool information.

The Registrant has included this risk factor to advise investors that it is not disclosing static pool data because the Registrant does not believe such data would provide an accurate benchmark by which to analyze the particular pool of mortgage loans.  Although there may be certain common factors affecting the performance and value of income-producing real properties in general, each piece of real property and pool of mortgage loans may vary significantly from the performance of another comparable real property or pool of mortgage loans, respectively.  Therefore, investors should evaluate each offering on the basis of information set forth in the prospectus and not on the basis of the performance of other pools of securitized commercial mortgage loans.

Description of the Mortgage Pool

Additional Information, page 163

13.	We note your bracketed disclosure stating that you will file asset-level information Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

Arthur C. Sandel

•
That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus.  See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•
That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•	That each data point included in Form ABS-EE will conform to the definition of each item requirement.

•
That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

The Registrant confirms each of the items described in the bullets above.

Transaction Parties

The Sponsors and Mortgage Loan Sellers – Starwood Mortgage Funding V LLC

 Starwood’s Securitization Program, page 164

14.
Please confirm that you will update your disclosure about the sponsor’s experience with respect to its securitization program as the program becomes more seasoned.  Refer to Item 1104(c) of Regulation AB.

The Registrant confirms that the sponsor will provide updated disclosure about the sponsor’s experience with respect to its securitization program as the program becomes more seasoned.

15.
Please revise to describe the sponsor’s material roles and responsibilities in the securitization program, including SMF V’s roles in pooling and servicing the assets and structuring the transaction.  Please also confirm that similar disclosure will be provided for any other sponsor of an offering, as applicable.  See Item 1104(d) of Regulation AB.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 163 of the revised prospectus.  The Registrant confirms

Arthur C. Sandel

that similar disclosure will be provided for any other sponsor of an offering, as applicable.

Review of SMF V Mortgage Loans, page 164

16.
We are unable to determine if the “SMF V Mortgage Loans” include loans acquired by the sponsor from unaffiliated originators.  Please confirm and revise your prospectus as necessary to clarify that the review conducted by each sponsor pursuant to Securities Act Rule 193 will include mortgage loans acquired from unaffiliated originators, if applicable.  Refer to the Instruction to Rule 193 (stating that an issuer “may not rely on a review performed by an unaffiliated originator.”).

The Registrant confirms that the review conducted by each sponsor pursuant to Securities Act Rule 193 will include mortgage loans acquired from unaffiliated originators, if applicable.  The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 164 of the revised prospectus.

17.	Additionally, please revise your prospectus to define “SMF V Mortgage Loans.”

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 163 of the revised prospectus.

Starwood’s Underwriting Guidelines and Processes, page 165

18.
We note your disclosure throughout the prospectus that the mortgage loans and whole loans will be originated or acquired by the mortgage loan sellers.  Please revise your disclosure here, and throughout the prospectus as necessary, to include a description of the solicitation, credit-granting, or underwriting criteria used to purchase the pool assets and the extent to which such policies and criteria are or could be overridden.  See Item 1111(a)(3) of Regulation AB.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 165 of the revised prospectus.

Compliance with Rule 15Ga-1 Under the Exchange Act, page 169

19.
We note your disclosure that the top of page 170 that neither SMF V nor SMC have any demand, repurchase or replacement history to report as required by Rule 15Ga-1 under the Exchange Act.  Please revise to indicate that you will update this disclosure as necessary to provide, in the body of the prospectus, the information required by Exchange Act Rule 15Ga-1 for the prior three years.  Refer to Item 1104(e) of Regulation AB.

Arthur C. Sandel

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on pages 169-170 of the revised prospectus.

Retained Interest in this Securitization, page 170

20.
We note your disclosure that neither Starwood nor an of its affiliates intends to retain any economic interest in the securitization.  Please revise this disclosure to indicate that this language will be appropriately revised, and confirm that the sponsor will comply with the credit risk retention requirements, for all takedowns for which the sponsor is required to retain credit risk.  Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407).

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 171 of the revised prospectus.  In addition, the Registrant confirms that the sponsor will comply with credit risk retention requirements for all takedowns for which the sponsor is required to retain credit risk.

The Asset Representations Reviewer, page 177

21.
We note your cross-reference to the section titled “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties” for a description of the material affiliations between the asset representations reviewer and other transaction parties.  Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transactions.  Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets.  See Item 1101(m) of Regulation AB.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 178 of the revised prospectus.  In addition, the Registrant confirms that the asset representations reviewer will not be the same party as, or an affiliate of, any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets.

Credit Risk Retention, page 178

22.
Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found.  See Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR (17 CFR Part 246).

Arthur C. Sandel

The Registrant confirms that the sponsor intends to provide the required post-closing disclosure on the certificate administrator’s website in accordance with the risk retention requirements.

23.	Please confirm to us that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

The Registrant confirms that it will file the certification relating to qualifying CRE loans if it intends to use that exemption under the risk retention rules.

Description of the Certificates

Reports to Certificateholders; Certain Available Information, page 208

24.
Please confirm and revise to clarify that, after the November 23, 2016 compliance date, the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D.  Refer to Item 1111(h) of Regulation AB and General Instruction D.3(a) of Form 10-D.  Please also tell us if the asset-level information will be included in the distribution statements provided to certificateholders after the compliance date.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 215 of the revised prospectus.  In addition, the registrant confirms that after the November 23, 2016 compliance date, the asset-level information required by Item 1125 of Regulation AB (i) will be filed on Form ABS-EE at or prior to the time of the filing of the Form 10-D and will be incorporated by reference into the Form 10-D and (ii) will be provided with the distribution statements provided to certificateholders.

Information Available Electronically, page 212

25.
Please revise the list of “SEC EDGAR filings” to include the Form ABS-EE for offerings after the asset-level disclosure compliance date.  Please also revise the disclosure in the section titled “Where You Can Find More Information” on page 370 to indicate that the Forms ABS-EE will be filed and available.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on pages 213 and 372 of the revised prospectus.

Delivery, Form, Transfer and Denomination – Book-Entry Registration, page 216

Arthur C. Sandel

26.
We note your disclosure that “certificateholders” of the certificates will be Cede & Co., as nominee of DTC and that certificate owners are only permitted to exercise their rights indirectly through DTC.  Please revise your prospectus and the relevant transaction documents throughout as necessary to clarify that, for purposes of the asset representations review and investor communication shelf-eligibility requirements under General Instructions I.B.1(b) and (d) of Form SF-3, a “certificateholder” is the beneficial owner of the certificate, rather than Cede & Co. or DTC.

While DTC (or its nominee, Cede & Co.) is the certificateholder of record for certain classes of certificates, participants in DTC will be the beneficial owners of such certificates and will be entitled to exercise certificateholder rights that correspond to their beneficial interests in such certificates.  See the definition of “Certificateholder” in the Pooling and Servicing Agreement, which provides, in relevant part:  “All references herein to “Holders” or “Certificateholders” shall reflect the rights of Certificate Owners as they may indirectly exercise such rights through the Depository and the Depository Participants, except as otherwise specified herein…”  Such rights include the right to submit a request for communication with other investors, as well as the right to vote.  In connection with any certificateholder vote, DTC (or its nominee, Cede & Co.), as certificateholder of record, will submit votes in favor of or against the relevant matter, or abstaining from voting, to the same extent that such votes are submitted by the beneficial owners of the certificates.  Disclosure relating to the participation of beneficial owners is set forth under “Description of the Certificates—Delivery, Form, Transfer and Denomination—Book-Entry Registration”, which provides in relevant part:  “DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose holdings include such undivided interests.”

27.
We also note your disclosure on page 218 that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in certain enumerated sections of your prospectus.  One of the listed section is “Limitation on Rights of Certificateholders to Institute a Proceeding,” on page 308 of your form of prospectus, which states that Certificateholders must meet a percentage threshold and provide satisfactory indemnification to institute any proceedings with respect to the PSA or certificates or to require the trustee to act.  It is unclear what effect the exception on page 218 is intended to have on the rights of beneficial owners to invoke their rights under the PSA.  For example, it is unclear if the stated exception is intended to state that Certificate Owners may exercise their rights under the PSA and the certificates subject to the conditions set forth on page 308.  If this is the case, please revise your disclosure and your transaction documents as necessary to state that the percentage threshold and indemnity conditions

Arthur C. Sandel

are not applicable to the Certificate Owners’ ability to exercise their rights pursuant to the investor communication, asset representations review, and dispute resolution shelf-eligibility requirements in General Instruction I.B.1(b), (c), and (d) of Form SF-3.  Alternatively, please advise.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 310-311 of the revised prospectus.

Pooling and Servicing Agreement

The Asset Representations Reviewer – Asset Review, page 286

28.
We note your disclosure on page 287 that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan, except to the extent such Delinquent Loan is subject to any representation or warrant made after the completion of the previous Asset Review.  To the extent an asset representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warrant as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty.  In the absence of such additional limitation, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3.  Please revise.  See also Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).  Please also revise your transaction documents where appropriate.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 289 of the revised prospectus.

Exhibits

General

29.
Please confirm that all revisions made in the prospectus in response to our comments will be applied to the applicable transaction documents, as necessary.  Please file your revised exhibits in an amendment prior to effectiveness.

The Registrant confirms that all revisions made in the prospectus in response to the Staff’s comments will be applied to the applicable transaction documents, as necessary.

Arthur C. Sandel

A revised version of Exhibit 4.1 has been filed simultaneously with the Pre-Effective Amendment No. 1 to the Registration Statement.

Exhibit 5.1 – Opinion of Sidley Austin LLP as to the legality of the Certificates

30.
We note your legal opinion is limited to the laws of the State of New York, the federal laws of the United States, and to the laws of the state of Delaware only with respect to the opinion that the registrant is in good standing.  Please revise your legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware as applicable to the issuing entity in the event that the issuing entity is established as a Delaware statutory trust pursuant to a trust agreement.  See the Division of Corporation Finance Staff Legal Bulletin No. 19 (“Legality and Tax Opinions in Registered Offerings”).

The Registrant has revised the prospectus to remove disclosure relating to the possibility that the issuing entity may be a Delaware statutory trust.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Steven Rivers, Starwood
Andrew Sossen, Starwood
Jerry Hirschkorn, Starwood